PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 07-142 June 25, 2007

PLATINUM GROUP METALS LTD. TO LIST ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL “PLG”

(Vancouver) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) announces that the Company has received formal approval to list its common shares on the American Stock Exchange (“AMEX”). The AMEX has advised that the approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.  Effective June 28, 2007 the Company expects its shares will be listed for trading on the AMEX under the symbol PLG. The Company will continue to trade on the Toronto Stock Exchange under the symbol PTM.

About Platinum Group Metals Ltd. (www.platinumgroupmetals.net)

Platinum Group Metals Ltd. is based in Vancouver BC, Canada and Johannesburg, South Africa. The Company has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company has been active since 2000 and is focused on the development of platinum operations. Platinum Group Metals Ltd. holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa. The Company is the operator of the Western Bushveld Joint Venture with contributing partners Anglo Platinum Ltd., the world’s largest producer of platinum, and Africa Wide Mineral Prospecting & Exploration (Pty) Ltd.

The Company is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

“Frank R. Hallam”

Chief Financial Officer and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 www.platinumgroupmetals.net	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains “forward-looking statements” within the meaning of Canadian and U.S. securities laws.  All statements in this release, other than statements of historical facts, that address events or developments that the Company expects are forward looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.  The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors.